Peak Signs Agreement with Italian Retailer Gruppo Coin to Help Finance Online Sales in China

Montreal, Quebec--(Newsfile Corp. - December 1, 2020) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has signed an agreement with high-end Italian retailer Gruppo Coin ("Coin") to provide short-term loans to Coin's social-media-influencer online sales partners.

Coin (https://en.coin.it/), Italy's largest chain of department stores, was one of the first foreign retailers to recognize and leverage the power of social media influencers to sell their products in the world's largest retail market. Chinese influencers are using popular social media platforms such as TikTok, Sina Weibo and WeChat to revolutionize online retail sales. They create entertaining shows broadcasted on the platforms during which they promote and sell products with which they are associated.

A show will typically cost $1,000 to $10,000 to produce, including promoting it to followers, detailing the products and the limited quantities available for the show in order to create a buzz and the FOMO (fear of missing out) factor with their followers. On average, each influencer will produce about 250 shows per year. The average show typically lasts 3 to 4 hours and offers a variety of products. Top influencers are usually able to sell out their inventory of a particular product within the first 10 minutes of the product being presented. Many influencers have achieved celebrity status, and this is rapidly becoming the preferred way to sell a variety of products in China, from cosmetics to clothing to small appliances and everything in between. In addition to the cost of producing the shows, the influencers must provide their large retail partners with a deposit of 20% to 30% of the value of the products they expect to sell for each show. This is where Peak and the Cubeler Lending Hub come into the equation. With today's announced agreement, Coin's influencer partners will be eligible to have the cost of producing their shows, their required cash deposits and their entire product orders financed through the Lending Hub. Peak will earn its customary ~ 2% fee of the value of the loans provided for facilitating the transactions.

"We've been studying this space for months, identifying some of the top influencers and brand ambassadors on China's top social media platforms," commented Peak China CEO Liang Qiu. "We now have a network of almost 55,000 influencers, each either with their own e-Shops or affiliated with at least one e-Shop, over 120M combined followers and a proven track record of being able to effectively move products. With a network of followers more than 3 times larger than the entire Canadian population, we believe we're well positioned to talk to virtually any retailer or brand around the world to offer an effective gateway into the Chinese retail space," concluded Mr. Qiu.

"One of Peak's objectives has always been to serve as a bridge that connects North American investors and businesses to China," said Peak CEO Johnson Joseph. "We've been working very hard behind the scenes for quite a while now on a way to help Canadian businesses either do more business in China or gain access to the Chinese market. Although the agreement announced today is not with a Canadian company, it certainly sets the stage for us to sign similar agreements with Canadian retailers. Our network of influencers is already excited about the prospects of selling ice wine and a variety of uniquely Canadian products not typically available in China. By capitalizing on the power of social media, I think we're once again proving our ability to innovate and think outside the box when it comes to the many ways in which we can use the Lending Hub for the benefit of small businesses and entrepreneurs."

Wall Street Reporter's NEXT SUPER STOCK Livestream - December 3, 2020

Peak will be a featured presenter at Wall Street Reporter's NEXT SUPER STOCK livestream conference on Thursday, December 3, 2020 at 12:30pm EST. CEO Johnson Joseph will discuss Peak's agreement with Gruppo Coin, what it means for the Company going forward from an international standpoint and answer investor audience questions. Those interested can click the following link to register and join the livestream: Next Super Stock Livestream Registration.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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